                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(1)
                               (AMENDMENT NO. __)*

                               EXCELON CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    300691102
                                 (CUSIP Number)

                              CLIFFORD B. THOMPSON
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        C-BRIDGE INTERNET SOLUTIONS, INC.
                          125 SUMMER STREET, 19TH FLOOR
                                BOSTON, MA, 02110

                            TELEPHONE: (617) 342-5400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 22, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------- --------------- ---------- -------- -------- ------------
 CUSIP No. 300691102                    Page        2       of     12  pages
--------------------- --------------- ---------- -------- -------- ------------


---------- --------------------------------------------------------------------------- --------------------------------
1.         NAME OF REPORTING PERSON:                                                       C-bridge Internet
                                                                                           Solutions, Inc.
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                              52-2001899
---------- --------------------------------------------------------------------------- --------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                                                    (a)
                                                                                                                 (b)
---------- ------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY
---------- ------------------------------------------------------------------------------------------------------------
4.         SOURCE OF FUNDS:
           Not Applicable
---------- ------------------------------------------------------------------------------------------------- ----------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
---------- ------------------------------------------------------------------------------------------------- ----------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
---------- ---------------------------------------------------------------------------------------- -------------------
                               7.      SOLE VOTING POWER:
          NUMBER OF                    0
                               ------- ------------------------------------------------------------ -------------------
           SHARES              8.      SHARED VOTING POWER:
        BENEFICIALLY                   2,831,485 (1)
                               ------- ------------------------------------------------------------ -------------------
        OWNED BY EACH          9.      SOLE DISPOSITIVE POWER:
          REPORTING                    0
                               ------- ------------------------------------------------------------ -------------------
         PERSON WITH           10.     SHARED DISPOSITIVE POWER:
                                       0
------------------------------ ------- ------------------------------------------------------------ -------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON:                                                                             2,831,485 (1)
---------- ---------------------------------------------------------------------------------------- -------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES**
---------- ---------------------------------------------------------------------------------------- -------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                9.55%(1)
---------- ---------------------------------------------------------------------------------------- -------------------
14.        TYPE OF REPORTING PERSON:                                                                                CO
---------- ---------------------------------------------------------------------------------------- -------------------


-----------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

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ITEM 1.              SECURITY AND ISSUER.

                     This statement relates to shares of common stock of eXcelon Corporation ("eXcelon"). The principal executive office of eXcelon is located at 25 Mall Road, Burlington, MA, 01803-4194.

ITEM 2.              IDENTITY AND BACKGROUND.

(a)-(c) and (f)      This statement is filed by C-bridge Internet Solutions,
                     Inc., a Delaware corporation ("C-bridge"). C-bridge has its principal place of business and principal office at 125 Summer Street, 19th Floor, Boston, Massachusetts,
                     20110. C-bridge is the originator of the ISolutions approach to e-Enterprise consulting and services and is a provider of quality, industry-focused e-Enterprise solutions and consulting services to the Global 2000 and emerging industry leaders.

                     Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of C-bridge. All such individuals are U.S. citizens.

(d)-(e) During the last five years, neither C-bridge, nor to C-bridge's knowledge, any officer or director of C-bridge has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
                     (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

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 CUSIP No. 300691102                    Page        4       of     12  pages
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ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     In connection with the Agreement and Plan of Reorganization, dated as of May 22, 2001, among C-bridge, eXcelon and Comet Acquisition Corp., a Delaware corporation ("Comet") and wholly owned subsidiary of eXcelon (the "Merger Agreement" and filed as Exhibit A to this Schedule
                     13D), C-bridge and the directors and executive officers of eXcelon holding in the aggregate approximately 9.55% of the outstanding common stock of eXcelon (including options to purchase common stock exercisable within sixty days of the date of the Voting Agreements (as hereinafter defined)) (collectively, the "Proxy Grantors"), entered into the Voting Agreements and Irrevocable Proxies attached hereto as Exhibits B to H (the "Voting Agreements"), whereby each Proxy Grantor agreed to vote in favor of the Agreement, the merger and the other transactions contemplated by the Agreement and granted to C-bridge an irrevocable proxy for the term of the Agreement to vote such Proxy Grantor's Shares in favor of the merger and the transactions contemplated by the Agreement. Capitalized terms used in this Schedule 13D but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement and Voting Agreements.

ITEM 4.              PURPOSE OF THE TRANSACTION.

(a)-(c) and (j)      C-bridge, eXcelon and Comet have entered into the Merger
                     Agreement, pursuant to which each outstanding share of C-bridge common stock shall be converted automatically into the right to receive 1.2517 shares of eXcelon common stock.
                     The Merger Agreement provides that Comet will be merged with and into C-bridge as of the Effective Time (the
                     "Merger"). Following the Merger, C-bridge will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of eXcelon, and the separate corporate existence of Comet will cease. Immediately after the Effective Time the former holders of C-bridge common stock will own approximately 50% of eXcelon's equity on a fully-diluted basis. The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement.

                     Except as described in the Merger Agreement and in this
                     Item 4, C-bridge does not have any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of eXcelon or the disposition of securities of the eXcelon;
                     (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving eXcelon or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of eXcelon or any of its subsidiaries; (iv) any change in the Board of Directors of eXcelon (the "eXcelon Board") or management of eXcelon; (v) any material change in the present capitalization or dividend policy of eXcelon; (vi) any other material change in eXcelon's business or corporate structure; (vii) changes in the charter, bylaws or instruments corresponding thereto or other actions that might impede

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 CUSIP No. 300691102                    Page        5       of     12  pages
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                     the acquisition of control of eXcelon by any person; (viii)
                     causing a class of securities of eXcelon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (ix) a class of equity securities of eXcelon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the
                     "Act").

(d) The Merger Agreement provides that promptly following the Effective Time, the eXcelon Board shall take all necessary and appropriate action to cause the number of directors comprising the full eXcelon Board to be eight (8) persons, and to cause the eXcelon Board to consist of (i) Robert N. Goldman, who shall be a Class II Director and Chairman of the Board, (ii) Gerald B. Bay, who shall be a Class I Director, (iii) Kevin J. Burns, who shall be a Class III Director, (iv) Robert M. Agate, who shall be a Class I Director, (v) Joseph Bellini, who shall be a Class II Director, (vi) Raymond Lane, who shall be a Class III Director, (vii) Jeffrey Horing, who shall be a Class II Director and (viii) Joseph Badaracco, who shall be a Class I Director.

                     As set forth in the Merger Agreement, the officers of eXcelon after the Merger shall be as set forth below, and each shall hold office in accordance with the Certificate of Incorporation and Bylaws of eXcelon until their respective successors are duly elected or appointed and qualified:

                       Chief Executive Officer. . . . . . . . .Joseph Bellini
                       President. . . . . . . . . . . . . . . . . Mark Cosway
                       Chief Operating Officer. . . . . . . . Satish Maripuri
                       Chief Financial Officer. . . . . . . . . .Lacey Brandt
                       Chief Marketing Officer. . . . . . . . . Richard Putz;
                       Secretary and General Counsel. . .Clifford B. Thompson

(e) Pursuant to the Merger Agreement, C-bridge and eXcelon have agreed that, prior to the consummation of the Merger, neither party shall declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock.

(f) It is expected that, initially following the Merger, the business operations of C-bridge will be continued by the Surviving Corporation substantially as they are currently being conducted. Upon completion of the Merger, eXcelon intends to conduct a detailed review of C-bridge and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, eXcelon will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

(g) The Certificate of Incorporation of eXcelon in effect at the Effective Time will

--------------------- --------------- ---------- -------- -------- ------------
 CUSIP No. 300691102                    Page        6       of     12  pages
--------------------- --------------- ---------- -------- -------- ------------

                     continue in effect after the merger until amended in accordance with applicable law. The Bylaws of C-bridge in effect at the Effective Time will be the Bylaws of the Surviving Corporation until amended in accordance with applicable law.

(h) Pursuant to the Merger Agreement, eXcelon shall file a listing application with NASDAQ relating to the shares of eXcelon common stock to be issued in connection with the transactions contemplated by the Merger Agreement and use reasonable efforts to cause such shares to be listed prior to the Effective Time.

(i)                  Not Applicable


ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

(a)-(c) As a result of C-bridge's obtaining an irrevocable proxy with respect to certain shares pursuant to the Voting Agreements as described herein, C-bridge may be deemed to own beneficially an aggregate of 2,831,485 shares, representing approximately 9.55% of the shares outstanding on May 8, 2001 (based on eXcelon's representation of its capitalization in the Merger Agreement). C-bridge, however, disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that C-bridge is, for any or all purposes, the beneficial owner of such shares.

(d) Until the Effective Time, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Proxy Grantor subject to certain restrictions on transferability imposed under the Voting Agreements.

(e)                  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     In connection with the Merger Agreement, C-Bridge and the Proxy Grantors have entered into the Voting Agreements. The following summary of certain provisions of the Voting Agreements is qualified in its entirety by reference to the text of the Voting Agreements as attached as Exhibits B - H.

                     Pursuant to the Voting Agreements, each Proxy Grantor has agreed to vote any eXcelon common stock, with respect to which the Proxy Grantor has voting power ("Proxy Shares")
                     (i) in favor of approval of the Merger and the Merger Agreement and any actions recommended by the eXcelon Board that are required in furtherance of the transactions contemplated thereby; provided that the Proxy Grantor shall not be required to vote for any action that would increase the number of shares of eXcelon Common Stock to be received by the

--------------------- --------------- ---------- -------- -------- ------------
 CUSIP No. 300691102                    Page        7       of     12  pages
--------------------- --------------- ---------- -------- -------- ------------

                     stockholders of C-bridge in respect of their shares of C-bridge capital stock in the Merger; (ii) against any proposal to authorize any action or agreement that would result in a breach in any respect of any representation, warranty, covenant, agreement or obligation of eXcelon under the Merger Agreement or that would prevent the consummation of the Merger; (iii) against: (A) any proposal by eXcelon to enter into or consent to any Third Party Acquisition; (B) any change in the individuals who, as of the date hereof, constitute the eXcelon Board (except as contemplated by the Merger Agreement); (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving eXcelon and any Third Party, other than the Merger; (D) a sale, lease, transfer or disposition of all or substantially all of the assets of eXcelon outside the ordinary course of business, or of any assets that are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of eXcelon; (E) any amendment of eXcelon's Certificate of Incorporation or bylaws, except as contemplated by the Merger Agreement; and (F) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, or any of the transactions contemplated by the Voting Agreements; and
                     (iv) in favor of any proposal to grant eXcelon's management discretionary authority to adjourn any meeting of eXcelon's stockholders for the purpose of soliciting additional proxies in the event that, at any meeting held for the purpose of considering the Merger Agreement, the number of shares of eXcelon common stock present or represented and voting in favor of the Merger is insufficient to approve the Merger.

                     Each Proxy Grantor has appointed each of Joseph Bellini and Clifford Thompson (each, a "Proxy Holder"), acting singly, with full power of substitution, as Proxy Grantor's true and lawful proxy and attorney-in-fact to vote all Proxy Shares at any meeting (and any adjournment or postponement thereof) of eXcelon's stockholders called for purposes of considering any proposal described in the preceding paragraph, and in any action by written consent of eXcelon's stockholders in lieu of any such meeting, and instructs each Proxy Holder to vote in the manner specified in preceding paragraph on any such proposal.

                     Furthermore, the Voting Agreements provide that except as expressly permitted therein or pursuant to the Merger Agreement, each Proxy Grantor shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Proxy Shares or any interest therein; (ii) grant any proxies or powers of attorney or deposit any Proxy Shares into a voting trust or enter into a voting agreement with respect to any Proxy Shares; (iii) take any action that would make any representation or warranty of the Proxy Grantor contained therein

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 CUSIP No. 300691102                    Page        8       of     12  pages
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                     untrue or incorrect or have the effect of preventing or
                     disabling the Proxy Grantor from performing any of their obligations under the Voting Agreement; or (iv) exercise any option to purchase any shares of eXcelon common stock.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

                     Exhibit A   Merger Agreement, dated as of May 22, 2001,
                                 among C-bridge Internet Solutions, Inc., eXcelon Corporation and Comet Acquisition Corp.

                     Exhibit B   Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Satish Maripuri.

                     Exhibit C   Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Phil Lee.

                     Exhibit D   Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Robert Goldman.

                     Exhibit E   Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Lacey Brandt.

                     Exhibit F   Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Robert Agate.

                     Exhibit G   Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Gerry Bay.

                     Exhibit H   Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Kevin Burns.

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 CUSIP No. 300691102                    Page        9       of     12  pages
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 1, 2001.

                                         C-BRIDGE INTERNET SOLUTIONS, INC.


                                         By: /s/ CLIFFORD B. THOMPSON
                                             --------------------------
                                             Clifford B. Thompson
                                             Vice President, General
                                             Counsel and Secretary


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 CUSIP No. 300691102                    Page        10      of     12  pages
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                                  EXHIBIT INDEX

Exhibit A                        Merger Agreement, dated as of May 22, 2001,
                                 among C-bridge Internet Solutions, Inc., eXcelon Corporation and Comet Acquisition Corp.

Exhibit B                        Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Satish Maripuri.

Exhibit C                        Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Phil Lee.

Exhibit D                        Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Robert Goldman.

Exhibit E                        Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Lacey Brandt.

Exhibit F                        Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Robert Agate.

Exhibit G                        Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Gerry Bay.

Exhibit H                        Irrevocable Proxy and Voting Agreement, dated
                                 as of May 22, 2001, by and among C-bridge
                                 Internet Solutions, Inc. and Kevin Burns.

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 CUSIP No. 300691102                    Page        11      of     12  pages
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                                  SCHEDULE 13D

                                   APPENDIX A

                  DIRECTORS AND EXECUTIVE OFFICERS OF C-BRIDGE

         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Parent. Unless otherwise indicated, the business address of each such person is c/o C-bridge at 125 Summer Street, 19th Floor, Boston, MA 02110 and each such person is a citizen of the United States.


DIRECTORS                                PRESENT PRINCIPAL OCCUPATION

Joseph L. Badaracco, Jr.                 John Shad Professor of Business Ethics
Harvard Business School,                 at Harvard Business School.
Soldier's Field Road,
Morgan 475, Boston,
Massachusetts 02163


Joseph M. Bellini                        Chairman of the Board, Chief Executive
                                         Officer,  Chief Operating Officer of
                                         C-bridge Internet Solutions, Inc.


Paul R. Charron                          Chairman of the Board and Chief
Liz Claiborne, Inc.,                     Executive Officer of Liz Claiborne,
1441 Broadway,                           Inc., an apparel manufacturer.
New York, New York 10018


Gerard F. King, II                       Vice President, ISolutions of C-bridge
                                         Internet Solutions, Inc.


Raymond J. Lane                          General Partner of Kleiner Perkins
Kleiner, Perkins, Caufield & Byers,      Caufield & Byers, a venture capital
2750 Sand Hill Road,                     firm.
Menlo Park, CA 94025


Ramanan Raghavendran                     Chairman and Chief Executive Officer
527 Madison Avenue,                      of ConnectCapital, a pan-Asian
10th Floor,                              investment company, and Special
New York, NY 10022                       Partner, Asia, for InSight Capital
                                         Partners, a private equity investment
                                         firm.

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 CUSIP No. 300691102                    Page        12      of     12  pages
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EXECUTIVE OFFICERS                       PRESENT EMPLOYMENT

Joseph M. Bellini                        Chairman of the Board, Chief Executive
                                         Officer, Chief Operating Officer

Mark A. Cosway                           President


Richard C. Putz                          Executive Vice-President, Chief
                                         Financial Officer, Chief Strategy
                                         Officer and Treasurer

R. Jeffrey Spurrier                      Executive Vice President, Worldwide
                                         Operations

Donald W. Amaya                          Executive Vice President, Human
                                         Resources

Lawrence Alston                          Executive Vice President, Product
                                         Management

Gerard F. King, II                       Vice President, iSolutions

Clifford B. Thompson                     Vice President, General Counsel and
                                         Secretary